                                               Filed by D&E Communications, Inc.
               Pursuant to Rule 425 under the Securities Act of 1933, as amended
                                    Subject Company: Conestoga Enterprises, Inc.
                                                    Commission File No.: 0-24064

Distributed via e-mail to D&E Communications, Inc. employees on January 21, 2002

                                  * * * * * *

TO: D&E Communications Employees
FROM: William Ruhl, CEO
RE: Update on Merger Plans for D&E and Conestoga Enterprises
--------------------------------------------------------------------------------

On Monday, January 14, 2002 we distributed an organizational chart for the Chairman, President and CEO department of D&E Communications, along with a document titled "D&E - Conestoga Merger Program Structure," which listed members of the Integration Team that will coordinate plans for merging our company with Conestoga. After talking with employees last week, I believe that these documents require some further explanation.

The individuals and their respective titles that were listed on each of these documents indicate changes that are expected to occur after the merger is completed. The plan is for these individuals, who currently serve as executives or directors at either Conestoga or D&E, to become vice presidents and senior vice presidents in the combined company after the deal closes. Therefore, these plans make no changes to the current organizational structure of D&E, your current responsibilities or to whom you report.

The Transition Team Leads will conduct an extensive review of operations at both D&E and Conestoga. You may be asked to advise or participate as part of a transition team. Your assistance with this work, and your continued focus on serving our customers, is vital to the success of this effort. The Integration Team will then devise a detailed strategy to bring the companies together, which will be phased in after the deal closes. The goal is for the combined company to serve customers more efficiently than either one could alone. Also serving on the Integration Team are employees of Andersen Consulting, who will support and provide guidance for our own team leaders over the next few weeks.

This is a time of significant but necessary change at D&E Communications. Employees should be aware that there will be work force reductions as part of this process. Before the transaction closes, which we expect will occur in the second quarter of this year, we will explain to each employee how this process will affect you. As we move through this period of transition and uncertainty, we thank you for your patience and especially for your hard work.

During the coming weeks, we will provide regular updates on the status of the integration process, as well as any other potential changes at D&E as we evaluate our operations.


D&E and Conestoga filed a registration statement on Form S-4, including a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission on January 9, 2002. This registration statement has not yet become effective and may be changed. Amendments to the registration statement, including the definitive form of joint proxy statement/prospectus, will also be filed with the Commission. Investors and security holders may obtain a free copy of such documents at the Commission's web site at www.sec.gov. The documents filed with the Commission by D&E and Conestoga may also be obtained free from D&E by directing a request to D&E, 124 East Main Street, Ephrata, Pennsylvania 17522, Attn: Investor Relations. Certain of these documents may also be accessed on D&E's web site at www.decommunications.com when they become available. THE REGISTRATION STATEMENT AND, WHEN THEY BECOME AVAILABLE, AMENDMENTS TO THE REGISTRATION STATEMENT, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS SHOULD BE READ CAREFULLY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.